SEC FILE
NUMBER
1-12733

CUSIP NUMBER
891707101

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR
For Period Ended: June 30, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
TOWER AUTOMOTIVE, INC.

Full Name of Registrant

Former Name if Applicable
27175 HAGGERTY ROAD

Address of Principal Executive Office (Street and Number)
NOVI, MICHIGAN 48377

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)
PART III — NARRATIVE
PART IV — OTHER INFORMATION

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Tower Automotive, Inc. (the “Company”) has not had an opportunity to gather all of the information required in the Form 10-Q. As a result of the aforementioned circumstances, the Company is unable to file its Form 10-Q for the three and six months ended June 30, 2006 by August 14, 2006 without unreasonable effort and expense.
The Company filed its Form 10-K for the year ended December 31, 2005 and its Form 10-Q for the three months ended March 31, 2006 on June 27, 2006 and August 4, 2006, respectively. As a result, the necessary work associated with the Company’s Form 10-Q for the three and six months ended June 30, 2006 will not be completed within the extended time frame permitted under Rule 12b-25. The Company intends to file its Form 10-Q for the three and six months ended June 30, 2006 as soon as all information necessary to complete such report is available to the Company.

PART IV — OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification

Christopher T. Hatto	(248)	675-6000

(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☐ No ☑

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

TOWER AUTOMOTIVE, INC.

(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date August 15, 2006	By	/s/ Christopher T. Hatto
(Christopher T. Hatto,
Corporate Controller and Chief Accounting Officer)